1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
Allison M Fumai allison.fumai@dechert.com +1 212 698 3526 Direct +1 698 698 3599 Fax

February 25, 2025

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Kalkidan Ezra, Division of Investment Management

Re:	Morgan Stanley Institutional Liquidity Funds (the “Registrant”)
(File No. 333-104972; 811-21339)

Dear Ms. Ezra:

Thank you for your telephonic comments regarding the Registrant’s registration statement on Form N-1A relating to the addition of disclosure regarding the imposition of mandatory liquidity fees pursuant to Rule 2a-7 under the Investment Company Act of 1940, as amended, by the Prime Portfolio (the “Fund”), filed with the Securities and Exchange Commission (the “SEC” or “Commission”) on December 30, 2024 (the “Registration Statement”). The Registrant has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Registration Statement on its behalf. Below, we describe the changes made to the Registration Statement in response to the Commission staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes are expected to be reflected in Post-Effective Amendment No. 56 to the Registrant’s registration statement on Form N-1A (the “Amendment”), which will be filed via EDGAR on or before February 28, 2025.

Comment 1.         Where a comment is made in one location of the Registration Statement, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement.

Response 1.         The Registrant acknowledges the comment.

Comment 2.          Please provide information for all instances that are currently blank or bracketed.

Response 2.         The Registrant confirms that all empty or bracketed fields have been completed in the Amendment.

Comment 3.         The Commission staff notes that the disclosure included in the “Principal Investment Strategies” and “Principal Risks” sections of the Fund’s prospectuses are substantially identical across the share classes. Please consider clarifying the disclosure included in these sections to differentiate between the strategies and risks that are applicable to each share class.

Response 3.         The Registrant confirms that the principal investment strategies and principal risk disclosures are intended to be substantially identical across the share classes of the Fund.

Comment 4.         Please consider including a “Money Market Fund Risk” disclosure in the “Principal Risks” section of the Fund’s prospectuses.

Response 4.         The following disclosure has been added to the Fund’s prospectus for each share class in the section entitled “Principal Risks:”

Discretionary Liquidity Fee Risk. The Board, or its delegate, has discretion to impose a liquidity fee of up to 2% upon the redemption of shares if the Board or its delegate determines that is in the best interest of the Fund, which may impact the value of the Fund’s shares when you sell your shares.

Mandatory Liquidity Fee Risk. The Board, or its delegate, must impose a mandatory liquidity fee upon all shares redeemed if the Fund’s net redemptions on any business day exceed 5% of the Fund’s net assets, unless the liquidity costs are de minimis. Accordingly, redemptions by shareholders may be subject to a mandatory liquidity fee at certain times, which may impact the value of the Fund’s shares when you sell your shares.

Comment 5.         The Commission staff notes that the section of the prospectuses titled “Principal Risks” includes disclosure that the Fund may invest in foreign securities. Please clarify whether the Fund invests in, or expects, to invest in emerging market and/or developed market securities.

Response 5.         The Registrant confirms that the Fund does not currently invest in, nor does it currently expect to invest in, emerging market securities. The Registrant also confirms that the Fund currently invests in, and may from time to time invest in, foreign securities, including developed market securities.

Comment 6.         The Commission staff notes that the bar charts included in the “Annual Total Returns–Calendar Years” section of the prospectuses include performance data for the calendar year ended December 31, 2023. Please provide the annual total returns for each share class of the Fund for the calendar year ended December 31, 2024.

Response 6.         The bar charts have been updated accordingly.

*                  *                  *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526 (tel). Thank you.

Best regards,

/s/ Allison Fumai
Allison Fumai